UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  X

RiT to Appeal Nasdaq Delisting Notification

Tel Aviv, Israel – February 4, 2003 – RiT Technologies (NASDAQ: RITT) announced today that on January 28, 2003, it received notice of a Nasdaq Staff Determination that the Company no longer complies with Marketplace Rule 4450(a). According to this rule, the Company must maintain a minimum market value of publicly held shares (“MVPHS”) of at least $5,000,000 over a period of 30 consecutive days. If the Company does not comply with this rule, its Ordinary Shares are subject to delisting from the Nasdaq National Market.

RiT presently has 8,927,352 Ordinary Shares outstanding. On January 28, 2003, the closing sale price for RiT’s Ordinary Shares on the Nasdaq National Market was $0.83.

RiT is requesting an appeal hearing before a Nasdaq Listing Qualifications Panel (the "Panel") to review the Staff Determination. Under Nasdaq Marketplace Rules, RiT’s request will automatically stay the delisting pending the Panel's review and determination. Nasdaq staff will determine the date of RiT’s appeal hearing. RiT’s Ordinary Shares will continue to trade on the Nasdaq National Market pending a decision by the Panel.

There can be no assurance that the Panel will grant RiT’s request for continued listing on the National Market. If RiT is unable to comply with all Nasdaq National Market listing criteria, RiT intends to apply to transfer its Ordinary Shares to the Nasdaq SmallCap Market, where RiT’s Ordinary Shares would continue to be traded under the existing ticker symbol, RITT. Such a transfer would have no effect on RiT’s operations, or on its options programs, and the Company would continue with its current quarterly and annual reporting practices.

About RiT Technologies

RiT Technologies is the pioneer and world-leading provider of real-time physical layer management solutions. Our innovative technologies are the key to controlling a network’s physical layer while increasing productivity, maximizing performance and return on investment for our customers. PatchView™, RiT’s advanced solution for the enterprise enables full web-based management, planning and troubleshooting of network physical layer connectivity.

PairView™ and PairQ™ solutions are aimed at the outside plant network management market, enabling Telcos to better utilize their investment in copper infrastructure while improving their ability to provision and mass qualify for high bandwidth services (xDSL), improving deployment and margins.

RiT's global network spans 60 countries. Key customers include major financial institutions, corporations and global telecommunications companies such as; Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), ING Barings, INVESCO, DIAGEO, Daewoo, and Reuters.

RiT is a member of the RAD group, a world leader in communications solutions.

For more information, please visit our website: www.RiTtech.com

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission.

 This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: February 19, 2003

By: s/Liam Galin___________________

Liam Galin

President, Chief Executive Officer

and Director